UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92822

(714) 961-6355

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Beckman Coulter, Inc., a Delaware corporation (the “Company” or “Beckman Coulter”). The address and telephone number of the Company’s principal executive offices are 250 S. Kraemer Blvd., Brea, California 92822, (714) 961-6355.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.10 per share, of the Company (the “Shares”). As of the close of business on February 11, 2011, 71,258,612 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Beckman Coulter is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website is www.beckmancoulter.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $83.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Danaher and Purchaser with the Securities and Exchange Commission (the “SEC”) on February 15, 2011. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 6, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Danaher, Purchaser and Beckman Coulter. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Beckman Coulter (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by Danaher, Purchaser or any of their respective subsidiaries or by the Company (whether in treasury or otherwise) or any Company subsidiary, and other than Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Beckman Coulter will continue as an indirect wholly-owned subsidiary of Danaher (after the Completion of the Merger, Beckman Coulter is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Wednesday, March 23, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for Danaher are 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006, (202) 828-0850, and the business address and telephone number for Purchaser are 2099 Pennsylvania Avenue, N.W., 12th Floor, Washington, D.C. 20006, (202) 828-0850.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of Beckman Coulter, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between Beckman Coulter or any of its affiliates, on the one hand, and (a) any of its executive officers, directors or affiliates, or (b) Danaher, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Beckman Coulter, Danaher and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company or Danaher in their respective public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be seen as, disclosures regarding any facts or circumstances relating to the Company or Danaher. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Merger Agreement may be terminated under certain customary circumstances, including by Danaher if the board of directors of Beckman Coulter (the “Board of Directors” or “Company Board”) withdraws or changes its recommendation in support of the Offer prior to the expiration date of the Offer (as may be extended in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law), or by the Company if the Board of Directors decides to accept a superior acquisition proposal (subject to the satisfaction of certain conditions). In each of these cases, the Company may be required to pay Danaher a termination fee of $165 million (the “Breakup Fee”) provided that if Danaher terminates the Merger Agreement as a result of the Company Board withdrawing or changing its recommendation in support of the Offer, the Breakup Fee will not be payable if Danaher is in material breach of the Merger Agreement at the time of the termination or at the time of the withdrawal or change of the Company Board’s recommendation. In addition, if the Offer expires or terminates without any Shares being purchased or is not completed before the earlier of December 31, 2011 and 20 business days after the receipt of any required approval and the expiration or termination of any required waiting period under any antitrust or competition law or regulation (provided such date cannot be before June 30, 2011), either Danaher or the Company may terminate the Merger Agreement subject to certain conditions. If prior to the date of any such termination, a competing proposal has been disclosed and the Company enters into an agreement to consummate, or actually consummates, a competing acquisition proposal within six (6) months after such termination, then the Company may also be required to pay Danaher the Breakup Fee upon consummation of such competing proposal.

The assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in a confidential disclosure letter provided by the Company to Danaher in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Danaher and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Danaher or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Therefore, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses.

Confidentiality Agreement.

Danaher and Beckman Coulter entered into a confidentiality agreement, dated November 16, 2010 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Beckman Coulter. Under the Confidentiality Agreement, Danaher agreed, subject to certain exceptions, to keep non-public information concerning Beckman Coulter confidential.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Other Agreements.

In 2010, Danaher acquired a microplate reader business from Beckman Coulter for $3 million.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Overview.

Certain executive officers and directors of Beckman Coulter may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Beckman Coulter’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the Contemplated Transactions, the Board of Directors was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of Beckman Coulter who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Beckman Coulter. As of February 11, 2011, the executive officers and directors of Beckman Coulter and their respective affiliates beneficially owned, in the aggregate, 504,182 Shares, which amount includes equity awards that will become exercisable or otherwise convertible into Shares within 60 days of January 14, 2011. If the directors, executive officers and their affiliates were to tender all 504,182 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, officers and their affiliates would receive an aggregate of approximately $42,099,197 in cash, without interest and less any applicable withholding taxes.

Effect of the Merger on Equity Awards.

The Merger Agreement provides that the Company will cause unexpired and unexercised options (the “Options”) or similar rights (including the phantom stock unit appreciation rights, or “SARs”) to purchase Shares granted under any of the Company’s stock option plans, including the 1998 Incentive Compensation Plan, 2004 Long-Term Performance Plan, 2007 Long-Term Performance Plan, the Share Participation Scheme in Ireland, the Stock Purchase Plan for employees in Japan, or any other plan, agreement or arrangement (together, as amended from time, the “Company Stock Plans”) and held by an individual performing services for the Company immediately prior to the Completion of the Merger to immediately vest in full upon the Completion of the Merger.

Immediately prior to the Completion of the Merger, such Options and SARs will be deemed to be exercised and be terminated and converted into the right to receive an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price per Share of such Options or SARs and (ii) the number of Shares subject to the exercisable portion of such Option or SAR in cash, without interest and less any required withholding taxes (such amount, the “Option Payment”). The Option Payment will be paid to each holder of Options or SARs as soon as practicable after the Completion of the Merger.

The table below sets forth information regarding the Options and SARs held by Beckman Coulter’s executive officers and directors as of February 11, 2011 that would be exchanged at the Completion of the Merger into the right to receive the Option Payment (if any), assuming that the Completion of the Merger occurs on December 31, 2011 for purposes of determining the number of Options and SARs subject to accelerated vesting.

	Vested Options and SARs to be Converted to the Option Payment		Unvested Options and SARs to be Accelerated and Converted to the Option Payment
Name	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Glenn S. Schafer	29,590	$55.22	7,010	$73.58
Peter B. Dervan, Ph.D.	40,090	52.25	3,160	76.04
Kevin M. Farr	26,269	59.75	3,160	76.04
Robert G. Funari	20,590	58.31	3,160	76.04
Charles A. Haggerty	30,090	58.63	3,160	76.04
Van B. Honeycutt	35,090	54.37	3,160	76.04
William N. Kelley, M.D.	35,090	54.37	3,160	76.04
Susan R. Salka	12,090	58.05	3,160	76.04
Richard P. Wallace	4,510	67.32	3,160	76.04
Lewis T. Williams, M.D., Ph.D.	4,470	67.35	3,160	76.04
Betty Woods	33,860	57.77	0	0
Scott Garrett	638,850	59.01	0	0
J. Robert Hurley	70,840	62.27	77,750	71.13
Charles P. Slacik	82,510	60.77	44,260	66.11
Robert W. Kleinert	81,867	55.90	39,303	65.39
Scott Atkin	104,487	52.46	38,743	64.21
Arnold Pinkston	116,267	56.71	30,703	65.58

Total	1,366,560		266,209

Effect of the Merger on Restricted Stock Units, Performance Shares and Phantom Stock Units.

The Merger Agreement provides that the Company will cause all restricted stock units (“RSUs”) and performance shares (“Performance Shares”) granted under any Company Stock Plan and held by an individual performing services for the Company immediately prior to the Completion of the Merger to immediately vest in full upon the Completion of the Merger. Each then outstanding RSU and Performance Share will then be automatically converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes.

In addition, the Merger Agreement provides that the Company will cause all stock units (“Phantom Stock Units”) credited to participant accounts under the Deferred Directors’ Fee Program, Executive Deferred Compensation Plan, Option Gain Deferral Program, Executive Restoration Plan and any qualified defined contribution plan to be converted into the right to receive the Offer Price, without interest and less any applicable withholding taxes. Such dollar amount shall be credited to each participant’s account and the Phantom Stock Units will be canceled.

The table below sets forth information regarding the RSUs, Performance Shares and Phantom Stock Units held by Beckman Coulter’s directors and executive officers as of February 11, 2011 that would be exchanged at the Completion of the Merger into the right to receive the Offer Price, assuming that the Completion of the Merger occurs on December 31, 2011 for purposes of determining the number of shares of RSUs, Performance Shares and Phantom Stock Units subject to accelerated vesting.

Name	Number of RSUs, Performance Shares and Phantom Stock Units to be Accelerated and Converted to the Offer Price	Aggregate of the Offer Price to be paid regarding RSUs, Performance Shares and Phantom Stock Units
Glenn S. Schafer	8,316	$694,386
Peter B. Dervan, Ph.D.	6,928	578,488
Kevin M. Farr	6,488	541,748
Robert G. Funari	4,733	395,206
Charles A. Haggerty	6,912	577,152
Van B. Honeycutt	6,657	555,860
William N. Kelley, M.D.	6,730	561,955
Susan R. Salka	3,211	268,119
Richard P. Wallace	1,748	145,958
Lewis T. Williams, M.D., Ph.D.	1,766	147,761
Betty Woods	9,588	800,598
Scott Garrett	80,168	6,694,028
J. Robert Hurley	38,000	3,173,000
Charles P. Slacik	21,680	1,810,280
Robert W. Kleinert	19,508	1,628,918
Scott Atkin	19,690	1,644,115
Arnold Pinkston	15,218	1,270,703

Total	257,341	$21,488,275

Change in Control Agreements with the Company.

The Company has entered into change in control agreements with each of James Robert Hurley, Charles P. Slacik, Robert Kleinert, Arnold Pinkston and Scott Atkin on December 31, 2008 (collectively, the “Change in Control Agreements”).

The consummation of the transactions contemplated by the Merger Agreement will be considered a “change of control” as defined in the Change in Control Agreements.

In the event the named executive officer’s employment is terminated by the Company without cause, or by the executive for a “good reason,” within two years following a “change in control” of the Company, the officer will be entitled to certain severance benefits. The officer will be entitled to receive a lump sum cash severance benefit equal to two times the executive’s “compensation,” as well as a prorated management bonus. For purposes of this calculation, the officer’s “compensation” is comprised of the sum of the officer’s highest annual salary while employed by the Company, plus a management bonus increment, which equals a certain percentage of base salary calculated with reference to the management target bonus amount. Any change in control payments are conditioned on the officer executing a general release of all claims in favor of the Company. In addition, the officer will be entitled to continue health, welfare and insurance benefits for two years following the date of termination, the Company will be required to fund its obligations under the supplemental executive retirement plan and other non-qualified plans with respect to such officer and all equity awards held by the officer will fully vest as of the date of termination, with performance awards deemed vested at target. Each officer is also entitled to receive a “gross-up” for any excise taxes incurred under Section 4999 of the Code, provided that the officer’s change in control benefits will be reduced by up to 10% if that reduction will avoid triggering excise taxes on the payment.

The foregoing description of the Change in Control Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Change in Control Agreement, which is included as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Summary of Potential Payments Upon Change in Control.

The table below contains a summary of the value of certain material payments and benefits payable to Beckman Coulter’s executive officers and directors described in this section under the heading “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.” Amounts shown in the table are estimates and assume, among other things, that each executive officer or director with Beckman Coulter will have a qualifying termination of his employment on December 31, 2011, after Completion of the Offer. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer / Director	Estimated Value of Cash Severance Payments	Estimated Value of Benefit Plan Continuation	Estimated Tax Gross-Up Payment	Option Payments from Unvested Options and SARs	Offer Price for RSUs, Performance Shares and Phantom Stock Units	Total
Glenn S. Schafer	$0	$0	$0	$69,547.90	$281,228	$350,775.90
Peter B. Dervan, Ph.D.	0	0	0	23,573.60	222,945	246,518.60
Kevin M. Farr	0	0	0	23,573.60	186,205	209,778.60
Robert G. Funari	0	0	0	23,573.60	98,113	121,686.60
Charles A. Haggerty	0	0	0	23,573.60	221,609	245,182.60
Van B. Honeycutt	0	0	0	23,573.60	200,317	223,890.60
William N. Kelley, M.D.	0	0	0	23,573.60	206,412	229,985.60
Susan R. Salka	0	0	0	23,573.60	29,476	53,049.60
Richard P. Wallace	0	0	0	23,573.60	30,895	54,468.60
Lewis T. Williams, M.D., Ph.D.	0	0	0	23,573.60	358,382	381,955.60
Betty Woods	0	0	0	0	0	0
Scott Garrett	0	0	0	0	6,694,028	6,694,028
J. Robert Hurley	4,240,000	43,824	2,599,393	962,043	3,173,000	11,018,260
Charles P. Slacik	2,199,540	53,915	1,365,037	769,565	1,810,280	6,198,337
Robert W. Kleinert	1,886,220	51,858	1,082,974	711,966	1,628,918	5,361,936
Scott Atkin	1,722,000	53,051	1,189,053	747,457	1,644,115	5,355,676
Arnold Pinkston	1,590,750	53,321	942,752	550,246	1,270,703	4,407,772

Representation on the Board of Directors.

The Merger Agreement provides that, after the Completion of the Offer, Danaher will be entitled to elect or designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) the percentage that the aggregate number of Shares beneficially owned by Danaher, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding (including, in each case, any outstanding securities of the Company that are convertible or exchangeable into or exercisable for Shares on an as-converted basis) provided that the number of Shares tendered in the Offer, together with the Shares then beneficially owned by Danaher or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis), and provided further that, subject to applicable law and the rules of the NYSE, Purchaser is entitled to designate at least a majority of the directors on the Board of Directors at all times following the Completion of the Offer. Upon request from Danaher, Beckman Coulter has agreed to take all actions necessary, including securing resignations of incumbent directors, and/or increasing the size of the Board of Directors, to enable Danaher’s designees to be elected or designated to the Board of Directors. From and after the Completion of the Offer, to the extent requested by Danaher, Beckman Coulter must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the rules of the NYSE, on (i) each committee of the Board of Directors and (ii) each board of directors of each of Beckman Coulter’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by Danaher represent on the Board of Directors.

In the event that Danaher’s directors are elected or designated to the Board of Directors, the Merger Agreement provides that until the Completion of the Merger, the Company will cause the Board of Directors to maintain three directors who were directors on the Merger Agreement date (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After Danaher’s designees constitute a majority of the Board of Directors and prior to the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Board of Directors or the stockholders of the Company as may be required by the Certificate of Incorporation of Beckman Coulter, the bylaws of Beckman Coulter or applicable law) be required for the Company to:

•	amend or terminate the Merger Agreement;

•

extend the timeframe for performance of, or waive, any of the obligations or other acts of Danaher or Purchaser under the Merger Agreement, or to exercise or waive any of Beckman Coulter’s rights, benefits or remedies under the Merger Agreement;

•

amend Beckman Coulter’s Certificate of Incorporation or bylaws in a manner that would reasonably be expected to adversely affect the Beckman Coulter stockholders (other than Danaher and Purchaser), except as otherwise contemplated by the Merger Agreement; or

•

take any other action of the Board of Directors under or in connection with the Merger Agreement if such action would reasonably be expected to adversely affect the Beckman Coulter stockholders (other than Danaher and Purchaser).

The Continuing Directors will have the authority to retain such counsel (which may include the current counsel to the Company or the Board of Directors) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article 13 of Beckman Coulter’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding upon, in the case of a current director or officer, receipt of an undertaking to repay the amounts so advanced if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

The Company has entered into indemnification agreements with certain of its directors and executive officers of the Company (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in Beckman Coulter’s Certificate of Incorporation. The Indemnification Agreements provide for the indemnification of the indemnitee to the fullest extent permitted by Delaware law if indemnitee was, is or becomes a party to or witness or other participant in, or is threatened to be made a party to or otherwise involved in, any threatened, pending or completed action, hearing, inquiry, investigation, suit, or any other proceeding, whether civil, criminal, administrative, investigative or relating to any alternative dispute resolution mechanism, by reason of any event or occurrence related to the fact that indemnitee is or was a director, officer, employee or agent of Beckman Coulter or any subsidiary of Beckman Coulter, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of indemnitee while serving in such capacity. Under the Indemnification Agreements, indemnification will not be provided where (i) indemnitee is actually reimbursed pursuant to an insurance policy of Beckman Coulter as may exist for the indemnitee’s benefit, except in respect of any indemnification exceeding the reimbursement under such insurance policy, (ii) claims are initiated or brought voluntarily by indemnitee, with certain limited exceptions, or (iii) the payment of profits arises from violations of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing summary of the Indemnification Agreements is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, Danaher agreed that it will indemnify and hold harmless all current and former directors and officers of Beckman Coulter or any of its subsidiaries (the “Covered Persons”) from and against any liabilities in connection with any claim, suit, proceeding or investigation with respect to matters occurring at or prior to the Completion of the Merger or with respect to the Merger Agreement, the Merger, the Offer, and the Contemplated Transactions. In addition, the Merger Agreement provides that, through the sixth anniversary of the Completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall contain indemnification provisions with respect to the Covered Persons that are no less favorable for periods prior to and including the Completion of the Merger than those set forth in Beckman Coulter’s Certificate of Incorporation and bylaws as in effect on the date of the Merger Agreement. The Indemnification Agreements and other similar agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that, through the sixth anniversary of the Completion of the Merger, the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s current D&O Insurance with respect to claims arising from facts or events that occurred on or before the Completion of the Merger. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance prior to December 31, 2010.

The foregoing summary of directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Continuing Employees.

The Merger Agreement provides that from the Completion of the Merger and for a period of at least two years thereafter, Danaher will provide to each employee of Beckman Coulter and each subsidiary of Beckman Coulter who continues to be employed by Danaher or the Surviving Corporation (or any subsidiary thereof) after the Completion of the Merger (the “Continuing Employees”), with total compensation and employee benefits (including bonus and incentive award opportunities, but not including defined benefit pension plan benefits and equity award opportunities), that are at least substantially comparable in the aggregate to the compensation provided by the Company to such Continuing Employees immediately prior to the execution of the Merger Agreement, and in no event less favorable than benefits provided to similarly situated employees of Danaher. The Offer and the Completion of the Merger will not affect the right of any Continuing Employee to accrue or take any accrued but unused personal, sick or vacation days to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Completion of the Merger.

With respect to any employee benefit plan, program, policy and arrangement maintained by Danaher or the Surviving Corporation (or any subsidiary thereof) in which any Continuing Employee may participate effective as of the Completion of the Merger, Danaher will, or will cause the Surviving Corporation to, take such actions as are necessary to recognize all service of the Continuing Employees with Beckman Coulter or a subsidiary of Beckman Coulter, as the case may be, for purposes of (i) vesting and eligibility and (ii) level of benefits (for purposes of vacation, severance and other service-based benefits), to the same extent and for the same purposes that such service was recognized under a corresponding benefit plan of Beckman Coulter (or an affiliate thereof) as of the Completion of the Merger; provided, however, that no such credit will be required to the extent that it would result in a duplication of benefits for the same period of service.

Danaher will, or will cause the Surviving Corporation to, take such actions as are necessary to cause the group health plan maintained by Danaher or the Surviving Corporation (or any subsidiary thereof), to the extent such group health plan is made available to the Continuing Employees after the Completion of the Merger, to (i) except for insured plans (if required by law), waive any evidence of insurability requirements, waiting periods, and any limitations as to preexisting medical conditions under the group health plan applicable to the Continuing Employees and their spouses and eligible dependents (but only to the extent that such preexisting condition limitations did not apply or were satisfied under the applicable benefit plan of Beckman Coulter (or an affiliate thereof) prior to the Completion of the Merger) and (ii) provide the Continuing Employees with credit, for the calendar year in which the Completion of the Merger occurs, for the amount of any out-of-pocket expenses or deductible expenses that were covered by the applicable medical or dental benefit plan of Beckman Coulter (or an affiliate thereof) and are incurred by them during the calendar year in which the Completion of the Merger occurs under a group medical or dental plan maintained by Danaher or the Surviving Corporation (or any subsidiary thereof).

Danaher will, or will cause the Surviving Corporation to, maintain the Company’s current severance plans until December 31, 2012. Danaher will, or will cause the Surviving Corporation to, maintain the Company’s U.S. and foreign pension plans until December 31, 2011. After that time, in the event any such pension plan is terminated by Danaher, each participant in such pension plan will be eligible to participate in one of Danaher’s defined contribution plan(s). In addition, Danaher will, or will cause the Surviving Corporation to, maintain the Company’s U.S. retiree medical plan until December 31, 2012. After that, if the retiree medical plan is terminated, participants who are receiving benefits in such retiree medical plan will be entitled to receive an annual amount equal to the amount of the subsidy as in effect under the plan on the date the plan is terminated.

In the event the assignment of any expatriate employee of the Company ends following the Completion of the Merger, the employee will be reimbursed for reasonable moving costs incurred by such expatriate employee and his or her or dependents to move back to the expatriate’s home county.

The foregoing summary of the Continuing Employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On February 6, 2011, the Board of Directors unanimously:

•	determined that the Offer and the Merger are fair to and in the best interests of Beckman Coulter and its stockholders;

•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the DGCL;

•	declared that the Merger Agreement is advisable; and

•	resolved to recommend that Beckman Coulter’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that Beckman Coulter’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement.

A letter to Beckman Coulter’s stockholders and a press release, each dated February 15, 2011, communicating the recommendation of the Board of Directors, as well as a press release, dated February 7, 2011, issued by Danaher announcing the Offer, are included as Exhibits (a)(2)(A), (a)(2)(B) and (a)(2)(C) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

As a matter of course and in their ongoing effort to enhance stockholder value, the Company Board and management of Beckman Coulter have regularly reviewed and evaluated the Company’s business plan and strategy, including the review of a variety of strategic alternatives (including the sale of some of the businesses, assets or the entire company, or the acquisition of businesses or assets) to take into account the changing developments, trends and conditions impacting the business generally. These evaluations continued into 2010 as the Company dealt with the additional challenges of the recent healthcare legislation, as well as further operational challenges affecting the Company and the industry as a whole.

Beckman Coulter and Goldman Sachs & Co. (“Goldman Sachs”), a financial advisor to Beckman Coulter since 2007, have from time to time received informal and unsolicited communications from third parties expressing interest in a potential transaction with the Company. Beckman Coulter has generally responded to such communications by reaffirming the Company’s commitment to its traditional business plans as an independent company and indicating that Beckman Coulter was not presently interested in any such transactions.

In December 2009, the Chief Executive Officer of Danaher contacted Mr. Scott Garrett, the former President and Chief Executive Officer of Beckman Coulter, and expressed interest in having a meeting. In April 2010, the CEO of Danaher again contacted Mr. Garrett to propose a meeting. While the CEO of Danaher and Mr. Garrett met informally, there was no discussion between them of a possible transaction between Beckman Coulter and Danaher.

On May 3, 2010, an individual claiming to represent Potential Purchaser #4 left a voice message for Mr. Garrett expressing interest in a potential transaction but no discussions occurred at that time between Mr. Garrett and Potential Purchaser #4.

On June 23, 2010, the CEO of Danaher and Mr. Garrett met in person but they did not discuss any potential transaction between Danaher and Beckman Coulter.

In early July 2010, a representative of Potential Purchaser #2 called Mr. Garrett and requested a meeting; however, no meeting ever occurred.

On September 21, 2010, Potential Purchaser #3 contacted Mr. Bob Hurley, the President and Chief Executive Officer of Beckman Coulter succeeding Mr. Garrett. Potential Purchaser #3 expressed interest to Mr. Hurley in discussing the possibility of a strategic relationship, including a possible business combination; however, no meeting ever occurred.

On September 30, 2010, the CEO of Danaher called Mr. Glenn S. Schafer, the Company’s nonexecutive Chairman of the Board of Directors, and communicated Danaher’s interest in acquiring Beckman Coulter. Later that same day, Danaher delivered an unsolicited letter to Mr. Schafer expressing interest in acquiring all of the Company’s outstanding common stock at a price of $65 per share, subject to Danaher’s further due diligence, the negotiation of a definitive acquisition agreement and the approval of Danaher’s board of directors. Upon receipt of this initial letter of interest from Danaher, Mr. Schafer discussed the letter with certain members of the executive management of Beckman Coulter and representatives of both Goldman Sachs and Latham & Watkins LLP (“Latham & Watkins”), the Company’s legal counsel. The closing price of the Company’s common stock on September 30, 2010, was $48.79.

As neither management nor the Board of Directors had previously received such a serious indication of interest regarding a possible acquisition of the Company, the Company Board held a special meeting via teleconference on October 2, 2010, during which Mr. Schafer, together with certain members of the executive management of Beckman Coulter and representatives of both Goldman Sachs and Latham & Watkins, considered with the Board of Directors the unsolicited letter of interest received from Danaher and what actions should be taken at that time in response to the letter of interest. After a complete discussion, the Company Board determined unanimously to inform Danaher that the Company Board would consider the letter of interest at its regularly scheduled meeting of the Board of Directors later that same month.

On October 8, 2010, Mr. Schafer informed the CEO of Danaher that the full Board of Directors would discuss Danaher’s letter at the Company Board’s next regularly scheduled meeting on October 20, 2010. Immediately prior to the meeting of the Board of Directors on October 20, 2010, the CEO of Danaher contacted Mr. Schafer and reiterated Danaher’s interest in a strategic transaction with Beckman Coulter as set forth in its initial letter of interest.

On October 20-21, 2010, a regularly scheduled meeting of the Board of Directors was held. At this meeting, the Company Board considered the letter of interest submitted by Danaher and discussed whether pursuing a sale of Beckman Coulter was in the best interests of the stockholders. During the meeting, representatives of Goldman Sachs reviewed with the Company Board a financial analysis of the Company, strategic alternatives available to the Company, potential parties that could possibly participate in a strategic transaction, and strategies in responding to Danaher or other interested parties. Representatives of Goldman Sachs also discussed with the Board of Directors the unsolicited interest that Goldman Sachs had received and the informal expressions of interest from both strategic and private equity parties with respect to a possible transaction with Beckman Coulter.

The Board of Directors then reviewed the Company’s strategic options, including the Company’s prospects and projected growth trajectory if it were to remain an independent company. The Company Board reviewed the fact that Beckman Coulter had reduced its annual guidance in April 2010 and in July 2010 based on management’s assessment at the time that, although the Company was on track in meeting its operating plan through mid-year, management expected that in the second half of the year, the Company would likely fall short of its prior guidance and initial operating plan for the year. The Company Board considered the Company’s current status with respect to remediation of product quality and regulatory compliance challenges, as well as the ongoing industry-wide impacts of lowered healthcare utilization in the U.S. and certain global markets, and increasing regulatory challenges. The Board of Directors took into account management’s then-current internal growth projections for the Company and considered the best interests of the Company and the stockholders if realization of projected future value could be accelerated, and risk in achieving that value avoided, by a sale of the Company at a sufficiently high price, and in that context discussed the possibility of achieving a price in excess of $75 per share. The Company Board further discussed whether to consider exploring the sale of Beckman Coulter, including whether to initiate a private or public auction process, as well as identifying potential strategic and private equity investors that may be interested in such a transaction with the Company.

Next, the Board of Directors discussed with representatives of Goldman Sachs and Latham & Watkins Beckman Coulter’s range of possible responses to Danaher and possible next steps. Following these discussions among the Company Board, certain members of executive management and representatives of both Goldman Sachs and Latham & Watkins with respect to Danaher’s proposal to purchase the Company for $65 per share, the Board of Directors determined that the $65 per share price did not adequately value the Company for the stockholders and was too low to provide Danaher with access to nonpublic information about Beckman Coulter. After further discussions, the Company Board unanimously agreed to have Goldman Sachs advise Danaher that its proposal did not warrant further consideration and that access to non-public information would not be provided without the submission of a revised letter of interest at a higher price. During the meeting, representatives of Latham & Watkins advised the Board of Directors of its disclosure obligations and fiduciary duties to the stockholders under Delaware law in connection with any proposed sale of Beckman Coulter. The price of Beckman Coulter’s common stock at the close of trading on October 21, 2010, was $48.67.

Subsequent to the Board of Directors meeting on October 21, 2010, representatives of Goldman Sachs contacted representatives of Danaher and informed them of the Company Board’s decision (i) to reject Danaher’s initial proposal to purchase the outstanding common stock of Beckman Coulter for $65 per share and (ii) that access to any non-public information of Beckman Coulter would not be considered based on Danaher’s then current proposal.

On November 3, 2010, Danaher sent a revised letter expressing interest in acquiring all of Beckman Coulter’s outstanding common stock at a price of $68.50 per share, which was also subject to Danaher’s further due diligence, the negotiation of a definitive acquisition agreement and the approval of Danaher’s board of directors.

Prior to the Company Board’s next meeting scheduled for November 10, 2010, representatives of Goldman Sachs contacted representatives of Danaher and stated that Danaher would need to increase its indication of interest to at least $70 per share before the Board of Directors would consider taking any further actions. Danaher subsequently informed Goldman Sachs that Danaher would be willing to increase its indication of interest to $70 per share.

On November 10, 2010, the Board of Directors held a meeting via teleconference during which Mr. Schafer updated the Company Board regarding Danaher’s proposal to acquire Beckman Coulter and informed the Board of Directors of Danaher’s revised written indication of interest of $68.50 per share and subsequently further revised verbal proposal of $70 per share. Danaher had again requested access to non-public information concerning Beckman Coulter. In light of Danaher’s unsolicited letter of interest and other expressions of interest received by Goldman Sachs regarding Beckman Coulter, the Company Board, together with representatives from

Goldman Sachs and Latham & Watkins, discussed the Company’s alternatives, strategies, and responses, including the possibility of commencing an auction process to see whether a possible transaction may be in the best interests of Beckman Coulter and the stockholders. After a lengthy discussion, the Board of Directors determined that the most recent proposal of $70 per share from Danaher provided a sufficient starting point from which an attractive proposal for the sale of the Company may ultimately result and therefore unanimously resolved to allow Danaher to have access to nonpublic information, subject to the execution of an appropriate confidentiality agreement. The Company Board also authorized Goldman Sachs to contact other parties on a confidential basis to solicit their interest with respect to a possible transaction with Beckman Coulter. The Company Board determined that it would be in the best interest of Beckman Coulter to conduct a private, rather than a public auction process to help avoid potential disruption to the business but still allow the Board of Directors to gather information about the opportunities for a possible transaction.

Commencing on November 11, 2010, representatives of Goldman Sachs contacted numerous parties approved by the Company Board, including both strategic buyers and private equity firms. The parties were identified by the Board of Directors, the executive management and Goldman Sachs as those being potentially interested in participating in a private auction with respect to a possible transaction with Beckman Coulter and that had the financial capability of completing such a transaction. In identifying the parties, the Company Board and the executive management also considered, with input from Goldman Sachs, such factors as whether certain parties would have difficulties completing a transaction from an antitrust perspective. Representatives of Goldman Sachs instructed each of the parties that expressed interest in participating in the private auction to submit a letter of interest within the next ten days. Certain of the parties contacted by representatives of Goldman Sachs indicated that they were not interested at this time in pursuing a potential transaction with Beckman Coulter.

On November 16, 2010, Beckman Coulter entered into a confidentiality agreement with Danaher in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On November 17, 2010, Potential Purchaser #1 sent a letter expressing an interest in acquiring Beckman Coulter at a price of $70 per share, subject to their due diligence, negotiation of definitive acquisition agreements and other conditions.

On November 18, 2010, members of Beckman Coulter’s executive management team met in person with representatives of Danaher at the offices of Latham & Watkins in Costa Mesa, California to provide Danaher with an overview of the Company’s business and to discuss a potential sale transaction.

On November 18, 2010, Potential Purchaser #2 sent a letter expressing an interest in acquiring Beckman Coulter at a price of $70 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions.

On November 19, 2010, Potential Purchaser #3 sent an unsolicited letter expressing an interest in meeting with Beckman Coulter’s management team to explore a possible strategic transaction. Potential Purchaser #3 did not provide a proposed price per share but indicated that it was flexible in terms of a deal structure and was willing to reward Beckman Coulter’s stockholders with a significant premium.

On November 23, 2010, Potential Purchaser #4 sent a letter expressing an interest in acquiring Beckman Coulter at a price range of $72-$75 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions. Also on November 23, 2010, Potential Purchaser #5 sent a letter expressing an interest in acquiring Beckman Coulter at a price range of $72-$74 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions.

On November 24, 2010:

•

Potential Purchaser #6 sent a letter expressing an interest in acquiring Beckman Coulter at a price of $70 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions;

•

Potential Purchaser #7 sent a letter expressing an interest in acquiring Beckman Coulter at a price range of $70-$73 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions;

•

Potential Purchaser #8 sent a letter expressing an interest in acquiring Beckman Coulter at a price range of $70-$72 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions; and

•

Potential Purchaser #9 sent a letter expressing an interest in acquiring Beckman Coulter at a price of $70 per share, subject to due diligence, negotiation of definitive acquisition agreements and other conditions.

On November 29, 2010, Beckman Coulter entered into a confidentiality agreement with Potential Purchaser #3 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On November 30, 2010, Beckman Coulter entered into a confidentiality agreement with Potential Purchaser #8 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On December 1, 2010, Beckman Coulter entered into a confidentiality agreement with each of Potential Purchaser #2 and Potential Purchaser #9 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On December 3, 2010, Beckman Coulter entered into a confidentiality agreement with each of Potential Purchaser #1, Potential Purchaser #4 and Potential Purchaser #7 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On December 3, 2010, Beckman Coulter entered into a confidentiality agreement with Potential Purchaser #5 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction.

On December 6, 2010, members of Beckman Coulter’s executive management met in person with representatives of Potential Purchaser #2 at the offices of Latham & Watkins in Costa Mesa, California to provide Potential Purchaser #2 with an overview of the Company’s business and to discuss a potential transaction.

On December 7, 2010, Beckman Coulter entered into a confidentiality agreement with Potential Purchaser #6 in order to facilitate further discussion and to allow for the exchange of nonpublic information of the Company in contemplation of a potential sale transaction. In addition, members of Beckman Coulter’s executive management met in person with representatives of Potential Purchaser #8 at the offices of Latham & Watkins in Costa Mesa, California to provide Potential Purchaser #8 with an overview of the Company’s business and to discuss a potential transaction.

On December 8, 2010, members of Beckman Coulter’s executive management met separately in person with representatives of both Potential Purchaser #1 and Potential Purchaser #7 at the offices of Latham & Watkins in Costa Mesa, California to provide each of Potential Purchaser #1 and Potential Purchaser #7 with an overview of the Company’s business and to discuss a potential transaction.

On December 9, 2010, members of Beckman Coulter’s executive management met in person with representatives of Potential Purchaser #6 at the offices of Latham & Watkins in Costa Mesa, California to provide Potential Purchaser #6 with an overview of the Company’s business and to discuss a potential transaction. After the close of trading on the evening of December 9, 2010, an article, citing unnamed sources, appeared in the Bloomberg press regarding Beckman Coulter’s current exploration of strategic alternatives, including a possible sale transaction. Later that evening, Mr. Schafer, together with the executive management team and representatives of Goldman Sachs and Latham & Watkins, held a telephonic conference to discuss the impact of the press releases and to determine the next course of action. The price of Beckman Coulter’s common stock at the close of trading on December 9, 2010, was $57.09.

On December 10, 2010, a regularly scheduled meeting of the Board of Directors was held. Representatives of Goldman Sachs gave a presentation to the Company Board updating the market perspectives for Beckman Coulter as well as an update of the auction process, including a detailed summary of the expressions of interest received from each of the ten potential purchasers. The Company Board was informed that ten potential purchasers had submitted initial bids and that the bids ranged from a low of $70 per share to a high of $75 per share. The Board of Directors and representatives of Goldman Sachs and Latham & Watkins had a full and complete discussion regarding the potential purchasers, the overall timing of the process and the next steps for the process. Representatives of Goldman Sachs and Latham & Watkins explained to the Company Board that all ten potential purchasers had executed confidentiality agreements and had been provided access to the virtual data room, that management presentations had been given to several of the potential purchasers and that additional meetings were scheduled with the remaining potential purchasers over the next week. Representatives of Goldman Sachs discussed the proposed schedule and solicitation process with the Company Board and outlined a schedule for receiving revised proposals from each potential purchaser. Following the discussion, the Board of Directors authorized Goldman Sachs to provide each potential purchaser with a process letter that required each interested party to provide a revised proposal by December 22, 2010, at which time it would be determined which parties would advance to the next round. The Company Board also decided not to provide any public comment regarding the press releases. The price of Beckman Coulter’s common stock at the close of trading on December 10, 2010, was $72.08.

On December 10, 2010, members of Beckman Coulter’s executive management met in person with representatives of Potential Purchaser #4 at the offices of Latham & Watkins in Costa Mesa, California to provide Potential Purchaser #4 with an overview of the Company’s business and to discuss a potential transaction.

On December 15, 2010, members of Beckman Coulter’s executive management met in person with representatives of Potential Purchaser #3 at the offices of Latham & Watkins in Costa Mesa, California to provide Potential Purchaser #3 with an overview of the Company’s business and to discuss a potential transaction.

On December 17, 2010, members of Beckman Coulter’s executive management met separately in person with representatives of both Potential Purchaser #5 and Potential Purchaser #9 at the offices of Latham & Watkins in Costa Mesa, California to provide each of Potential Purchaser #5 and Potential Purchaser #9 with an overview of the Company’s business and to discuss a potential transaction.

On December 20, 2010, another article, citing unnamed sources, appeared in Bloomberg press discussing purported details regarding the auction process.

On December 22, 2010, revised letters of interest were received from the following nine potential purchasers (all of which represented all-cash proposals):

•	Danaher at $70 per share

•	Potential Purchaser #1 at $73-$76 per share

•	Potential Purchaser #2 at $72 per share

•	Potential Purchaser #3 at $80-$83 per share

•	Potential Purchaser #4 at $76 per share

•	Potential Purchaser #6 at $72-$73 per share

•	Potential Purchaser #7 at $75-$80 per share

•	Potential Purchaser #8 at $72-$76 per share

•	Potential Purchaser #9 at $70 per share

Potential Purchaser #5 did not submit a revised letter of interest citing its need to conduct further diligence prior to submitting a revised bid and its concerns regarding the recent media coverage discussing the auction process. Potential Purchaser #5 subsequently withdrew from the process.

On December 23, 2010, the Board of Directors held a meeting via teleconference to discuss the status of the auction process and the revised bids received from the various potential purchasers. Representatives of Goldman Sachs explained that nine of the ten potential purchasers submitted revised bids ranging from a low of $70 to a high range of $80-$83. The Company Board also discussed recent media coverage that reflected apparent leaks regarding certain elements of the auction process being conducted by Goldman Sachs and concluded not to provide any public comment at that time. Mr. Schafer led a detailed discussion regarding the next steps in the process, including how to appropriately respond to certain potential purchasers in order to get such parties to consider increasing their second round bids and remain competitive. There were also discussions regarding the possible partnering of certain of the potential private equity purchasers for purposes of forming acquisition groups in order for such potential purchasers to remain competitive in the auction process. Following the various discussions, the Board of Directors instructed Goldman Sachs to continue discussions with the potential purchasers, including the possibility of potential partnering, and also instructed the management to continue assisting the potential purchasers with their diligence efforts.

Immediately after the meeting of the Board of Directors, representatives of Goldman Sachs informed each of the potential purchasers that had submitted a bid at less than $75 per share that it would need to increase its bid in order to remain competitive in the auction process.

On December 29, 2010, the Board of Directors held a meeting via teleconference to discuss the status of the auction process as well as the results of conversations between representatives of Goldman Sachs and each of the potential purchasers subsequent to receiving the second round of bids on December 22, 2010. Representatives of Goldman Sachs informed the Company Board that Danaher, Potential Purchaser #6 and Potential Purchaser #2, had each raised its bid and had submitted a further revised bid ranging from $74 to $78. Representatives of Goldman Sachs informed the Board of Directors that given the size of the potential transaction, Beckman Coulter would likely benefit from the potential private equity purchasers partnering with one or two other private equity purchasers for purposes of completing an acquisition of Beckman Coulter. The Board of Directors authorized Goldman Sachs to have further discussions with the potential private equity purchasers regarding partnering opportunities. Representatives of Goldman Sachs reported that Potential Purchaser #5 engaged in further due diligence meetings over the previous few days but had still not submitted a revised bid citing concerns over the recent media coverage regarding the auction process. Representatives of Goldman Sachs then discussed the disqualification of Potential Purchaser #5 as well as the disqualification of Potential Purchasers #8 and #9 due to the inadequacy of their bids and unwillingness to submit higher bids.

During this period, the remaining potential purchasers continued to conduct due diligence through review of documents in the virtual data room and diligence calls with Beckman Coulter’s executive management team.

In late December 2010, Goldman Sachs was informed by Potential Purchaser #4 and Potential Purchaser #7 that they would like to partner together as a single bidder (collectively, “Consortium A”). In early January 2011, Goldman Sachs had notified Potential Purchaser #4 and Potential Purchaser #7 that Goldman Sachs and the Company Board had approved the partnership.

In late December 2010, Goldman Sachs was informed by Potential Purchaser #1, Potential Purchaser #6 and Potential Purchaser #2 that they would like to partner together as a single bidder. In early January 2011, Goldman Sachs had notified Potential Purchaser #1, Potential Purchaser #6 and Potential Purchaser #2 that Goldman Sachs and the Company Board had approved the partnership. On January 11, Goldman Sachs was informed that Potential Purchaser #2 would no longer continue with the process and that Potential Purchaser #1 and Potential Purchaser #6 would like to partner as a single bidder (collectively, “Consortium B”), and Goldman Sachs confirmed that the Company Board had approved the partnership.

During this time, at the direction of the Board of Directors and executive management, Latham & Watkins prepared an auction draft of a merger agreement for distribution to the potential purchasers. The draft merger agreement was also reviewed by Richards, Layton & Finger, P.A. (“RL&F”), Beckman Coulter’s Delaware legal counsel.

On January 18, 2011, Beckman Coulter distributed the auction draft of the merger agreement prepared by Latham & Watkins to the remaining potential purchasers, which included Danaher, Potential Purchaser #3, Consortium A and Consortium B, by posting the draft merger agreement to the virtual data room. Each of the other four potential purchasers had withdrawn from the process and had been asked to return or destroy all confidential information of Beckman Coulter. Representatives of Goldman Sachs instructed each of Danaher, Potential Purchaser #3, Consortium A and Consortium B to have a markup of the merger agreement delivered back to Latham & Watkins by January 25, 2011, and to submit a revised bid to acquire all of the outstanding common stock of Beckman Coulter by February 2, 2011. It was anticipated that the potential purchasers with the highest bids on this date would continue with the process and be asked to further negotiate the Merger Agreement and to submit a final bid shortly thereafter.

Between January 18, 2011 and January 25, 2011, each of Danaher, Potential Purchaser #3, Consortium A and Consortium B continued to conduct due diligence through review of documents in the virtual data room and diligence calls and meetings with Beckman Coulter’s executive management team.

On January 25, 2011, Potential Purchaser #3 delivered a markup of the proposed merger agreement.

On January 26, 2011, Danaher delivered a markup of the proposed merger agreement.

At 7:05 p.m. Pacific time on January 26, 2011, the Company Board held a special telephonic meeting with executive management and representatives of Goldman Sachs and Latham & Watkins to discuss the status of the auction process and the results of conversations with each of Danaher, Potential Purchaser #3, Consortium A and Consortium B, including the submission of markups of the proposed merger agreement. Representatives of Goldman Sachs explained that all potential purchasers had been given until January 25, 2011, to submit their revised markup of the proposed merger agreement and any financing commitment papers. Goldman Sachs informed the Board of Directors that, so far, revised markups of the proposed merger agreement had only been received from Danaher and Potential Purchaser #3. No markup of the proposed merger agreement had been received from either Consortium A and Consortium B. Goldman Sachs informed the Company Board that both of Consortium A and Consortium B had requested that the bid deadline be extended to allow for further diligence to be performed. The Company Board and representatives of Goldman Sachs and Latham & Watkins had a full and complete discussion regarding the bid process, and the Board of Directors unanimously decided not to extend the bid deadline in order to maintain competitive momentum with the potential purchasers that were already prepared to submit bids.

On January 30, 2011, Consortium B delivered its initial markup of the proposed merger agreement.

Between January 31, 2011, and February 1, 2011, certain members of the executive management of Beckman Coulter, together with representatives of Latham & Watkins and Goldman Sachs, discussed each markup of the proposed merger agreement received from Danaher, Potential Purchaser #3 and Consortium B and discussed a process for responding to each of the potential purchasers in order for each of the potential purchasers to provide further revisions to its draft that would be more favorable to Beckman Coulter. During this time, representatives of Latham & Watkins engaged in discussions and negotiations with the legal counsel for each of Danaher, Potential Purchaser #3 and Consortium B regarding each of their respective markups of the proposed merger agreement and provided guidance on where each of their respective markups was at a competitive disadvantage as compared with others received. Each of Danaher, Potential Purchaser #3 and Consortium B was given the opportunity to provide a further revised markup prior to the bid submission deadline of February 2, 2011, in order to make its draft of the merger agreement more competitive.

On February 2, 2011, each of Danaher, Potential Purchaser #3, Consortium A and Consortium B submitted a formal bid letter with respect to the purchase of Beckman Coulter, and Consortium A delivered its initial markup of the proposed merger agreement. Each of Danaher, Potential Purchaser #3 and Consortium B also delivered a further revised marked copy of the proposed merger agreement reflecting changes as a result of the discussions and negotiations with representatives of Latham & Watkins. The proposed per share purchase price of each of Danaher, Potential Purchaser #3, Consortium A and Consortium B was as follows (all of which represented all-cash proposals):

•	Consortium A at $70 per share

•	Danaher at $72 per share

•	Potential Purchaser #3 at $78 per share

•	Consortium B at $78.75 per share

On February 3, 2011, the Board of Directors held a meeting with executive management and representatives from Goldman Sachs and Latham & Watkins to discuss the status of the auction process and the revised bids received. Initially, the Company Board, together with certain members of executive management and representatives of Latham & Watkins, discussed certain revised financial projections of the Company. These revised projections reflected the Company’s reduced annual guidance in April 2010 and July 2010 as well as the other internal and external factors, including the Company’s remediation of product quality and regulatory compliance challenges as well as the industry-wide impacts of lowered healthcare utilization and increasing regulatory challenges, that had been reflected in the management projections reviewed by the Board of Directors at its October 20-21 meeting. These revised projections were based on the actual results for 2010, which met the Company’s revised guidance for 2010, and on the Company Board-approved operating plan for 2011.

The Board of Directors determined that the revised projections should be provided to the potential purchasers (which projections were subsequently delivered to each of the potential purchasers by being uploaded to the virtual data room). Representatives of Latham & Watkins provided the Company Board with a detailed summary of the markups of the proposed merger agreement received from each of Danaher, Potential Purchaser #3, Consortium A and Consortium B, as well as the material differences between each of the merger agreements received. Representatives of Goldman Sachs presented to the Company Board the revised bids received from each of Danaher, Potential Purchaser #3, Consortium A and Consortium B. Representatives of Goldman Sachs reviewed with the Company Board a financial analysis of the Company and discussed the possible next steps in the bidding process, and, after a thorough discussion of the possible responses, and considering the views of Goldman Sachs, the Board of Directors unanimously agreed to instruct Goldman Sachs to inform the two potential purchasers with the lowest bids, Danaher and Consortium A, that their bids were not competitive and that Beckman Coulter would be moving forward with the two potential purchasers with the highest bids. The Company Board agreed to have a meeting at 5:30 p.m. Pacific time on February 7, 2011, to analyze the final bids with the expectation of entering into a merger agreement with one of the potential purchasers.

On February 3, 2011, after the meeting of the Board of Directors, representatives of Goldman Sachs informed Danaher and Consortium A that their bids were non-competitive and that they would not proceed further in the process. Access to the virtual data room containing certain public and nonpublic information of

Beckman Coulter was terminated for each of Danaher and Consortium A. Representatives of Goldman Sachs informed Potential Purchaser #3 and Consortium B that each would be given the opportunity to further negotiate the proposed merger agreement and that a final markup of the proposed merger agreement was due at 3:30 p.m. Pacific time on February 7, 2011, with final purchase price bids due to Goldman Sachs by 5:30 p.m. Pacific time on the same day, at which time the Company Board had a meeting scheduled to consider the final bids.

On February 4, 2011, the CEO of Danaher contacted Mr. Schafer to express Danaher’s continued interest in acquiring Beckman Coulter. On the same day, representatives of Danaher contacted representatives of Goldman Sachs and indicated that Danaher would like to continue in the auction process and that it was committed to raising its bid significantly and submitting a revised draft of the merger agreement, provided that a merger agreement would be executed on or before February 6, 2011, and announced before the market opened on February 7, 2011. Representatives of Goldman Sachs, after consultation with Mr. Schafer regarding Danaher’s ability to pay a higher price and the fact that Danaher’s markup of the merger agreement was the most favorable to Beckman Coulter, informed representatives of Danaher that Danaher would be given the opportunity to further negotiate the proposed merger agreement and submit a final bid. As a result of Danaher’s commitment to submit a significantly higher revised bid and a further markup of the merger agreement, Danaher was regranted access to the virtual data room. Later in the day, representatives of Goldman Sachs contacted representatives of each of Danaher, Potential Purchaser #3 and Consortium B and informed each of them that best and final bids were now due to Goldman Sachs on February 6, 2011, by 9:30 p.m. Pacific time, at which time the Board of Directors had a meeting scheduled to consider the final bids. Representatives of Goldman Sachs also informed representatives of each of Danaher, Potential Purchaser #3 and Consortium B that a final markup of the proposed merger agreement was now due at 3:30 p.m. Pacific time on February 6, 2011.

From February 4, 2011 until approximately 9:30 p.m. Pacific time on February 6, 2011, representatives of Latham & Watkins engaged with the legal counsel of each of Danaher, Potential Purchaser #3 and Consortium B in discussions and negotiations regarding the proposed merger agreement in an effort to obtain a final merger agreement with each that was most favorable to Beckman Coulter.

On February 5, 2011, Latham & Watkins delivered a markup of each of the potential purchasers’ drafts of the proposed merger agreement that had been delivered on February 2, 2011, along with markups of financing commitment letters for Potential Purchaser #3 and Consortium B. Latham & Watkins also delivered to each of Danaher, Potential Purchaser #3 and Consortium B a copy of Beckman Coulter’s disclosure letter, qualifying the representations and warranties given by the Company in the proposed merger agreement.

At approximately 4:00 a.m. Pacific time on February 6, 2011, Danaher’s legal counsel delivered a revised markup of the proposed merger agreement more favorable to Beckman Coulter, and at approximately 9:00 a.m. Pacific time, representatives of Latham & Watkins engaged with Danaher’s legal counsel to discuss the markup of the merger agreement. Danaher again delivered another revised draft of the proposed merger agreement more favorable to Beckman Coulter at approximately 5:00 p.m. Pacific time responding to the discussions with Latham & Watkins earlier in the day. After further discussions between representatives of Latham & Watkins and Danaher’s legal counsel, Danaher delivered a final agreed upon draft of the proposed merger agreement at approximately 8:20 p.m. Pacific time along with its executed signature page in the event Danaher’s final bid was selected by the Company Board.

At approximately 5:15 p.m. Pacific time on the same day, Consortium B delivered a revised markup of the proposed merger agreement along with executed financing commitment letters. Shortly thereafter, representatives of Latham & Watkins engaged further with Consortium B’s legal counsel to discuss the markup of the merger agreement. Representatives of Latham & Watkins identified for Consortium B’s legal counsel several provisions in the markup of the merger agreement that competitively disadvantaged Consortium B. Consortium B’s legal counsel did not initially indicate any willingness to make improvements to Consortium B’s markup of the merger agreement in order to make it more competitive with the other markups of the merger agreements Beckman Coulter had received. Latham & Watkins continued to identify aspects of Consortium B’s Merger Agreement that were non-competitive. Consortium

B’s legal counsel subsequently informed representatives of Latham & Watkins by email on two separate occasions, at approximately 8:40 p.m. and 9:45 p.m. Pacific time, of changes that Consortium B would be willing to make to the proposed merger agreement which were more favorable to Beckman Coulter.

At approximately 5:30 p.m. Pacific time on the same day, Potential Purchaser #3 delivered a revised markup of the proposed merger agreement more favorable to Beckman Coulter (with executed financing commitment letters subsequently delivered), and shortly thereafter, representatives of Latham & Watkins engaged further with Potential Purchaser #3’s legal counsel to discuss the markup of the merger agreement. Representatives of Latham & Watkins identified for Potential Purchaser #3’s legal counsel several provisions in their markup of the merger agreement delivered by Potential Purchaser #3 that competitively disadvantaged Potential Purchaser #3 compared with other markups of the merger agreement received. Representatives of Latham & Watkins inquired as to whether Potential Purchaser #3 would consider any further changes to the markup of the merger agreement, and Potential Purchaser #3’s legal counsel indicated that it would not agree to any further changes and that Potential Purchaser #3 would not be delivering another revised draft of the merger agreement. Potential Purchaser #3 subsequently delivered an executed signature page to its draft of the merger agreement in the event its final bid was selected by the Board of Directors. At approximately 9:30 p.m. Pacific time, a representative of Potential Purchaser #3 contacted Mr. Arnie Pinkston, Senior Vice President, General Counsel and Secretary of Beckman Coulter, and informed him that Potential Purchaser #3 was prepared to revise certain portions of the merger agreement related to employee benefits.

At 9:30 p.m. Pacific time, the Company Board held a special telephonic meeting with certain members of executive management and representatives of Goldman Sachs and Latham & Watkins. Shortly after 9:30 p.m. Pacific time, each of Danaher, Potential Purchaser #3 and Consortium B submitted revised purchase price bids to Goldman Sachs within minutes of each other. At the Company Board meeting,

•

Mr. Pinkston provided an update of the bid process including a summary of the three bids, which were (in the order received in the ordinary course): Danaher at $83 per share (including the authority for the Company Board to declare the next regularly scheduled quarterly $0.19 per share dividend), Potential Purchaser #3 at $83.25 per share and Consortium B at $81.11 per share (each of which did not include authority for the Company Board to grant any dividend);

•	representatives of Latham & Watkins and RL&F again advised the Board of Directors of its fiduciary obligations in the context of a sale of the Company;

•

representatives of Latham & Watkins provided a detailed summary of the final draft of the merger agreement proposed by Danaher and the substantially final drafts of the merger agreement proposed by each of Potential Purchaser #3 and Consortium B, as well as the material differences among each of the drafts, including the fact that Potential Purchaser #3 and Consortium B each (i) would require financing and therefore had included a reverse breakup fee, and (ii) limited the remedies and damages available to the Company under certain circumstances;

•

certain members of executive management and representatives of Latham & Watkins reviewed with the Company Board that no members of executive management had interests in any of the proposed transactions with any of the potential purchasers; and

•	representatives of Goldman Sachs provided a detailed financial analysis of the proposed transactions.

During a privileged session of the meeting, in the absence of Goldman Sachs, representatives of Latham & Watkins and Gibson Dunn & Crutcher provided the Company Board with an update on the status of the pending shareholder derivative suit purportedly brought on behalf of the Company in the Superior Court of the State of California, County of Orange that names the Board of Directors and certain officers as defendants. The Company Board recognized that the derivative litigation likely will be terminated upon a sale of the Company, but that the derivative claims did not appear to present any substantial likelihood of monetary recovery for the Company given the strength of defenses to standing and liability, and that the derivative claims need not be separately valued in connection with a sale of the Company. The Board of Directors confirmed that the allegations of derivative liability against the Company Board and certain officers were not a factor in the Company Board’s decision to enter into a process for the sale of the Company.

The Company Board and representatives of both Goldman Sachs and Latham & Watkins had a thorough discussion about how to proceed with each of the potential purchasers in light of the price offered and the material provisions of the merger agreement that had been delivered. After a detailed and lengthy discussion, the Company Board determined that, even at the nominally lower price of $83 per share (and a $0.19 dividend per share), the Danaher bid, in light of its substantially higher certainty of closing, a lower breakup fee in the event of a superior proposal, the more favorable definition of “Company Material Adverse Effect,” the availability of full expectancy damages in the event of breaches of the merger agreement, the fact that the transaction was structured as a tender offer potentially allowing for a quicker closing, and the various other more favorable provisions contained in Danaher’s proposed draft of the merger agreement, provided the best overall transaction for the stockholders of Beckman Coulter. After further discussions between the Company Board and representatives of both Goldman Sachs and Latham & Watkins, the Board of Directors directed Goldman Sachs to request Danaher to further increase its proposed price by $0.50 per share.

Representatives of Goldman Sachs informed Danaher that its bid was not the highest, but that given its more favorable merger agreement, if Danaher was prepared to increase its bid to $83.50 per share, the Board of Directors was prepared to approve the merger agreement and sign it immediately. Representatives of Danaher subsequently informed representatives of Goldman Sachs that Danaher would be willing to increase its bid to $83.50 and sign the merger agreement already agreed upon.

At approximately 11:30 p.m. Pacific time, Goldman Sachs rejoined the meeting of the Company Board and informed the Company Board that Danaher had agreed to purchase all of the outstanding capital stock of Beckman Coulter for $83.50 per share and was prepared to sign the merger agreement that had been finalized earlier that day. Representatives of Goldman Sachs again provided a detailed financial analysis of the proposed transaction and delivered its oral opinion, which opinion was subsequently confirmed in writing that as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein; the $83.50 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. After discussions with representatives from Goldman Sachs and Latham & Watkins, the Company Board unanimously determined it was advisable, fair to, and in the best interests of Beckman Coulter and the stockholders to enter into the merger agreement with Danaher and consummate the offer and the merger on the terms and conditions set forth therein. The Board of Directors unanimously resolved to approve the offer and the merger agreement and the other transactions contemplated thereby and authorized executive management to execute the merger agreement with Danaher.

The agreement and plan of merger was executed by Danaher and Beckman Coulter just before midnight Pacific time on February 6, 2011. On February 7, 2011, before the opening of the U.S. markets, Beckman Coulter and Danaher each issued a press release announcing the execution of the agreement and plan of merger.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board of Directors consulted with Beckman Coulter’s senior management, Beckman Coulter’s outside legal advisor, Latham & Watkins and the financial advisor to the Board of Directors, Goldman Sachs, and, in the course of reaching its determination to approve the Merger Agreement, the Contemplated Transactions and to recommend that Beckman Coulter’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to enter into the Merger Agreement and to recommend that the Company’s stockholders accept the Offer:

•

Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Shares. Specifically, the Board of Directors noted that the $83.50 price to be paid for each Share represented a 46.3% premium over the closing price of the Shares on December 9, 2010 (the day before any specific public rumors or speculation that Beckman Coulter was considering a potential transaction may have affected the Share price) and a 11.1% premium over the closing price of the Shares on February 4, 2011.

•

Beckman Coulter’s Business and Financial Condition and Prospects. The Board of Directors considered its familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of realizing in cash a compelling value for the Shares in the Offer and Merger compared to the risk and uncertainty associated with the operation of the Company’s business in a highly volatile and unpredictable financial and regulatory environment.

•

Review of Strategic Alternatives. The members of the Board of Directors expressed their belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•

Risks of Remaining Independent. The Board of Directors considered its assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including the risks relating to:

•	uncertainty of the government and private insurance reimbursement environment and the impact of health reform legislation;

•	obtaining regulatory approval from the U.S. Food and Drug Administration (“FDA”) and other foreign regulatory authorities to market the Company’s products in the United States and abroad;

•

the possibility that, as the Company continues to evaluate its internal processes and procedures regarding quality systems and product quality matters, its ability to market its products could be impacted by further corrective actions and other disruptions;

•	the unprecedented volatility of the credit and equity capital markets in recent years; and

•	maintaining and protecting the Company’s intellectual property rights.

•

Process. The Board of Directors considered that the Company, with the assistance of its management and advisors, had conducted a vigorous process for the sale of the Company, including contacts and discussions with twelve other potential acquirors.

•

Negotiations with Danaher. The Board of Directors considered the course of negotiations between the Company and Danaher, which resulted in an increase of $18.50, or approximately 28.46%, from the price per Share range initially indicated by Danaher, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Company Board’s belief, based on these negotiations, that this was the highest price per Share that Danaher was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which Danaher was willing to agree.

•

Likelihood of Completion. The Board of Directors considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, Danaher’s representation that it had sufficient financial resources to pay the aggregate Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, and Danaher’s extensive prior experience in completing acquisitions of other companies.

•

Opinion of Goldman Sachs. The Board of Directors considered that Goldman Sachs presented certain financial analyses and delivered its oral opinion to the Board of Directors on February 6, 2011, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed under “Opinion of Goldman Sachs” below.

•

Tender Offer Structure. The Board of Directors considered the fact that the transaction would be structured as a tender offer which could be completed promptly resulting in cash consideration being delivered to the Company’s stockholders promptly, and reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer would also receive the same $83.50 Offer Price.

•

Extension of Offer. The Board of Directors considered the fact that, subject to its limited rights to terminate the Offer, Danaher would be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

Cash Consideration. The Board of Directors considered that the form of consideration to be paid to holders of Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s stockholders.

•

Terms of the Merger Agreement. The Board of Directors considered the terms of the Merger Agreement, including the ability of the Board of Directors to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited superior proposal by a third party to acquire the Company prior to completion of the Offer.

•

Company Board’s Ability to Withdraw or Change its Recommendation or Terminate the Merger Agreement. The Board of Directors considered its ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of the Breakup Fee.

•

Reasonableness of Breakup Fee. The Board of Directors determined that the Breakup Fee would be below the customary range of breakup fees for transactions of this type, and that such a fee would not preclude another party from making a superior proposal.

•

Availability of Appraisal Rights. The Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who choose not to tender their Shares in the Offer and who otherwise comply with all the required procedures under the Delaware General Corporations Law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•

Taxable Consideration. The gains from the transaction contemplated by the Merger Agreement would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Effect of Public Announcement. The Board of Directors considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•

Effect of Failure to Complete Transactions. The Board of Directors considered potential negative effects if the Offer and the Merger and the other transactions contemplated by the Merger Agreement were not consummated, including:

•	the trading price of the Company’s common stock could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the Offer;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the transactions.

•

Interim Restrictions on Business. The Board of Directors considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of Danaher, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

Breakup Fee. The Board of Directors considered the requirement that the Company pay a Breakup Fee of $165 million if the Merger Agreement were to be terminated in certain circumstances, which potentially might deter third parties from making a competing offer for the Company prior to completion of the Offer, and could impact the Company’s ability to engage in another transaction for up to six months if the Merger Agreement were to be terminated in certain circumstances.

•

Interests of the Board of Directors and Management. The Board of Directors considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Certain Financial Forecasts.

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. A press release containing the Company’s public guidance as to financial performance for fiscal year 2010 was furnished to the SEC on Form 8-K on February 11, 2010. Additional press releases containing updates to the Company’s public guidance as to financial performance for fiscal year 2010 were furnished to the SEC on Form 8-K on April 28, 2010 and July 22, 2010.

In February 2011, the Company prepared certain limited financial analyses and forecasts regarding Beckman Coulter’s possible future operations which were contained in the Company’s long range business plan dated February 4, 2011 (the “Financial Forecasts”). The Financial Forecasts were prepared at the direction of the Board of Directors in connection with its deliberations regarding a potential sale of the Company. The Financial

Forecasts were also provided to Danaher, Goldman Sachs and the other potential purchasers. The Financial Forecasts were prepared for use only by the Board of Directors, Goldman Sachs and the other potential purchasers and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Beckman Coulter’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, timing of regulatory approvals, market size and growth rates, market share, future pricing, levels of operating expenses, and probability of success, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Beckman Coulter or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Beckman Coulter or any of its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Beckman Coulter or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Beckman Coulter’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Goldman Sachs, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are expressed in millions of dollars except for earnings per share.

Millions of Dollars (except per share data)	2010(1)	2011	2012	2013	2014	2015
Revenue, net	$3663	$3916	$4213	$4547	$4919	$5325
Net income	$276	$286	$321	$357	$411	$464
Fully diluted earnings per share	$3.90	$4.00	$4.49	$4.96	$5.64	$6.31
Income from operations	$459	$487	$525	$574	$633	$700
Depreciation and amortization	$(344)	$(336)	$(337)	$(344)	$(354)	$(368)

EBITDA(2)	$806	$823	$862	$918	$987	$1067

Increase in net working capital	$(35)	$(35)	$(47)	$(58)	$(66)	$(82)
Capital expenditures	$(316)	$(290)	$(305)	$(321)	$(340)	$(359)

(1)	Unaudited as of the filing date.

(2)	Amounts may not add due to rounding. “EBITDA” is defined by Beckman Coulter as adjusted earnings before interest, taxes and depreciation and amortization. EBITDA as defined by Beckman Coulter may differ from non-GAAP measures used by other companies and is not a measurement under GAAP. Management believes that using EBITDA as a metric can enhance an overall understanding of Beckman Coulter’s expected financial performance from ongoing operations, and EBITDA was used by management for that purpose. Beckman Coulter believes that EBITDA is frequently used by analysts, investors and other interested parties, in evaluating companies such as Beckman Coulter.

There are limitations inherent in non-GAAP financial measures, such as EBITDA, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of Beckman Coulter’s recorded costs against its net revenue. Management compensates for these limitations in non-GAAP measures by also evaluating Beckman Coulter’s performance based on traditional GAAP financial measures. Accordingly, in analyzing Beckman Coulter’s future financial performance, investors should consider these non-GAAP results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including certain forecasts relating to the growth rates, levels of costs and operating expenses, and probability of success of the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account taxes and existing net operating loss carry forwards. There can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Financial Forecasts. The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that such Financial Forecasts will be predictive of actual future results, and the Financial Forecasts should not be relied upon as such. The Financial Forecasts are forward-looking statements.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read as doing so.

There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The Financial Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your Shares in the Offer.

Opinion of Goldman Sachs.

Goldman Sachs rendered its oral opinion to the Board of Directors February 6, 2011, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated February 6, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I to this Schedule 14D-9. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such holder’s Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Beckman Coulter for the five fiscal years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Beckman Coulter;

•	certain other communications from Beckman Coulter to its stockholders;

•	certain publicly available research analyst reports for Beckman Coulter; and

•	the Financial Forecasts.

Goldman Sachs also held discussions with members of the senior management of Beckman Coulter regarding their assessment of the past and current business operations, financial condition and future prospects of Beckman Coulter; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Beckman Coulter with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostics and life sciences industries; and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it; and Goldman Sachs does not assume any responsibility for any such information. In that regard, Goldman Sachs assumed, with Beckman Coulter’s consent, that the Financial Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Beckman Coulter. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Beckman Coulter, nor was any such evaluation or appraisal of the assets or liabilities of Beckman Coulter furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of the transactions contemplated by the Merger Agreement in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not express any opinion as to the underlying business decision of Beckman Coulter to engage in the transactions contemplated by the Merger Agreement, or the relative merits of the transactions contemplated by the Merger Agreement as compared to any strategic alternatives that may be available to Beckman Coulter; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the transactions contemplated by the Merger Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Beckman Coulter; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Beckman Coulter, or class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion did not express any opinion as to the impact of the transactions contemplated by the Merger Agreement on the solvency or viability of Beckman Coulter or Danaher or the ability of Beckman Coulter or Danaher to pay their respective obligations when they become due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion.

The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 4, 2011 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the two-year period ended February 4, 2011 (the last full trading day before Goldman Sachs delivered its opinion to the Board of Directors). In addition, Goldman Sachs analyzed the consideration to be paid to the holders of the Shares pursuant to the Merger Agreement in relation to (1) the closing price of the Shares on February 4, 2011; (2) the closing price of the Shares on December 9, 2010, the date, referred to as the “Undisturbed Date,” before any specific public rumors or speculation that Beckman Coulter was considering a potential transaction may have affected the Share price (referred to as the “Undisturbed Closing Price”); (3) the closing price of the Shares on November 12, 2010, the date four weeks prior to the Undisturbed Date; and (4) the high intraday price of the Shares for the 52-week period ending February 4, 2011.

The analysis indicated that the price per share to be paid to holders of the Shares pursuant to the Merger Agreement represented:

•	a premium of 11.1% based on the closing market price of $75.17 per Share on February 4, 2011;

•	a premium of 46.3% based on the closing market price of $57.09 per Share on December 9, 2010;

•	a premium of 50.0% based on the closing market price of $55.65 per Share on November 12, 2010; and

•	a premium of 6.7% based on the high intraday market price of $78.27 per Share during the 52-week period ended February 4, 2011.

Selected Public Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Beckman Coulter to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the diagnostics and life sciences industries:

Diagnostics Companies

•	Alere Inc.

•	BioMerieux S.A.

•	Bio-Rad Laboratories, Inc.

•	Gen-Probe Incorporated

•	Hologic, Inc.

•	Immucor, Inc.

•	Miraca Holdings Inc.

•	Qiagen N.V.

•	Sysmex Corporation

Life Sciences Companies

•	Bruker Corporation

•	Mettler-Toledo International Inc.

•	PerkinElmer, Inc.

•	Tecan Group Ltd.

Although none of the selected companies is directly comparable to Beckman Coulter, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Beckman Coulter.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data obtained from SEC filings or research reports and estimates obtained from Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of Beckman Coulter and the selected companies were calculated using the closing price of each company’s shares on February 4, 2011. With respect to Beckman Coulter and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt, less cash and cash equivalents, and (2) enterprise value as a multiple of (a) earnings before interest, taxes, depreciation and amortization (“EBITDA”), for the last twelve months ended September 30, 2010 (or later date if disclosed) (“LTM”); and (b) EBITDA estimated for calendar years 2010 and 2011, respectively, based on IBES estimates. In addition, Goldman Sachs also calculated adjusted LTM EBITDA multiples for Beckman Coulter by deducting from EBITDA Beckman Coulter’s capital expenditures related to customer-leased instruments (operating-type leases (“OTL”)). The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Enterprise Value as a multiple of EBITDA
LTM	5.2x-16.2x	10.9x	10.8x-15.1x	12.9x	6.6x	7.7x	8.5x
CY2010E	5.2x-16.0x	10.6x	11.1x-14.8x	13.1x	6.7x	7.8x	8.6x
CY2011E	5.0x-14.5x	9.2x	9.9x-13.5x	11.3x	6.5x	7.6x	8.4x
Enterprise Value as a multiple of EBITDA less OTL Capex
LTM	n/a	n/a	n/a	n/a	8.4x	9.8x	10.9x

Goldman Sachs also calculated the LTM EBITDA multiples for Beckman Coulter and the selected companies for the last three years. The following table presents the results of this analysis:

	Selected Public Companies		Company
	Diagnostics Companies	Life Sciences Companies
Enterprise Value as a multiple of EBITDA
3 Year Mean	10.9x	10.8x	7.6x
2 Year Mean	10.0x	10.5x	7.1x
1 Year Mean	10.3x	11.9x	6.5x
Mean since Second Quarter Results Announced (July 22, 2010)	10.0x	12.0x	6.0x
Mean since Undisturbed Date	10.4x	12.6x	7.3x

Goldman Sachs also calculated for Beckman Coulter and the selected companies enterprise value as a multiple of (a) earnings before interest and taxes (“EBIT”) for the LTM; and (b) EBIT estimated for calendar years 2010 and 2011, respectively, based on IBES estimates. The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Enterprise Value as a multiple of EBIT
LTM	7.8x-21.4x	12.4x	12.3x-18.7x	16.5x	11.4x	13.3x	14.7x
CY2010E	7.6x-20.6x	12.6x	13.9x-16.9x	15.3x	11.8x	13.7x	15.2x
CY2011E	7.2x-18.0x	12.1x	12.5x-15.4x	13.0x	11.3x	13.2x	14.6x

Goldman Sachs also calculated the LTM EBIT multiples for Beckman Coulter and the selected companies for the last three years. The following table presents the results of this analysis:

	Selected Companies		Company
	Diagnostics Companies	Life Sciences Companies
Enterprise Value as a multiple of EBIT
3 Year Mean	13.0x	13.7x	13.4x
2 Year Mean	12.6x	13.2x	12.8x
1 Year Mean	13.5x	15.0x	11.6x
Mean since Second Quarter Results Announced (July 22, 2010)	13.0x	15.0x	10.8x
Mean since Undisturbed Date	12.6x	16.3x	13.0x

Goldman Sachs also calculated the price-to-earnings ratios for the estimated earnings in calendar years 2011 and 2012, respectively, for Beckman Coulter and the selected companies. The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Price-to-Earnings Ratio
CY2011E	14.2x-26.7x	17.4x	16.7x-20.3x	18.6x	14.2x	18.7x	20.8x
CY2012E	12.8x-23.2x	15.9x	14.3x-17.9x	15.8x	12.6x	16.5x	18.4x

Goldman Sachs also calculated the one year forward price-to-earnings ratio for Beckman Coulter and the selected companies over the last three years. The following table presents the results of this analysis:

	Selected Companies		Company
	Diagnostics Companies	Life Sciences Companies
One Year Forward Price-to-Earnings Ratio
3 Year Mean	16.8x	14.2x	14.0x
2 Year Mean	16.2x	14.3x	13.3x
1 Year Mean	16.4x	15.4x	12.8x
Mean since Second Quarter Results Announced (July 22, 2010)	15.8x	15.8x	13.1x
Mean since Undisturbed Date	16.2x	16.5x	17.0x

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Beckman Coulter using the Financial Forecasts. Goldman Sachs calculated indications of present value of free cash flows for Beckman Coulter for the years 2011 through 2015 by discounting free cash flows to January 1, 2011 using a mid-year convention and illustrative discount rates ranging from 7.0% to 9.0%, reflecting estimates of Beckman Coulter’s weighted average cost of capital. Goldman Sachs calculated terminal value indications in the year 2015 based on perpetuity growth rates ranging from 1.0% to 3.0%. These terminal values indications were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 7.0% to 9.0%. The analysis resulted in a range of implied present values per Share of $62.20 to $115.80.

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present values of the future stock price of Beckman Coulter, which is intended to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings per share and its assumed future price to future earnings per share multiple. For this analysis, Goldman Sachs used the Financial Forecast for each of the calendar years ending December 31, 2013 to 2015. Goldman Sachs first calculated implied per share values for the Shares as of February 2012, 2013 and 2014 by applying a price to forward earnings multiples ranging from 14.0x to 15.8x to earnings per shares estimates for each of the calendar years ending December 31, 2013 to 2015. Goldman Sachs then calculated the present value of the implied per share values using an illustrative discount rate of 8.0%, reflecting an estimate of Beckman Coulter’s cost of equity. The analysis resulted in a range of implied present values per Share of $64.30 to $79.18.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostics and life sciences industries since January 2005. These transactions (listed by acquirer / target and year of announcement) were:

•	Agilent Technologies Inc. / Varian, Inc. (2009)

•	Beckman Coulter / Olympus Corporation (diagnostics systems business) (2009)

•	Invitrogen Corporation / Applied Biosystems, Inc. (2008)

•	Siemens AG / Dade Behring Holdings Inc. (2007)

•	Eppendorf Group / New Brunswick Scientific Co. (2007)

•	MDS Inc. / Molecular Devices Corporation (2007)

•	GE Healthcare / Abbott Diagnostics (withdrawn) (2007)

•	Cinven / Phadia AB (2006)

•	Siemens AG / Bayer Diagnostics (2006)

•	GE Healthcare Life Sciences / Biacore International AB (2006)

•	Siemens AG / Diagnostic Products Corporation (2006)

•	Thermo Electron Corporation / Kendro Laboratory Products (subsidiary of SPX Corporation) (2005)

For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available data:

•	enterprise value as a multiple of last twelve months’ sales of the target company (“LTM Sales”);

•	enterprise value as a multiple of last twelve months’ EBITDA of the target company (“LTM EBITDA”);

•	enterprise value as a multiple of last twelve months earnings before tax and interest of the target company (“LTM EBIT”);

•	median enterprise value as a multiple of LTM EBIT for selected companies at the time of announcement of each transaction;

•	premium or discount of the transaction LTM EBIT to LTM EBIT for selected companies at the time of the announcement of each transaction;

•	premium paid in relation to the closing market price of the target company’s stock one day prior to the announcement of the transactions; and

•	premium paid in relation to the closing market price of the target company’s stock four weeks prior to the announcement.

While none of the companies that participated in the selected transactions are directly comparable to Beckman Coulter, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of Beckman Coulter results, market size and product profile.

The following table presents the results of this analysis:

	Enterprise Value Multiple of LTM			Premium of Transaction Multiple to Sector Median Multiple	Premia (%)
Selected Transactions Range	Sales	EBITDA	EBIT	EBIT	1 Day Prior	4 Weeks Prior
High	4.8x	18.9x	35.6x	95.4%	48.7	68.5
Mean	3.0x	14.5x	21.7x	20.4%	30.9	39.8
Median	3.0x	14.3x	19.9x	0.4%	32.7	46.4
Low	1.4x	10.8x	12.6x	(14.7)%	16.1	12.4
Proposed Transaction (Premia % is based on the Undisturbed Closing Price)	1.9x	8.5x	14.7x	(11)% -19%	46.3	50.0

Premia Paid Analysis. Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement and the four weeks prior to announcement for all announced and completed cash transactions involving target companies in the United States in all industries since 2006 where majority ownership was acquired with transaction enterprise values of $1 billion to $10 billion using publicly available historical data.

The following table presents the results of this analysis:

Period	One Day Premium (%)	Four Week Premium (%)
Selected Transactions
2006	22.2	27.1
2007	20.5	23.2
2008	41.7	34.1
2009	32.7	39.7
2010	40.1	41.4
Proposed Transaction (Premium to the Undisturbed Closing Price)	46.3	50.0

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Beckman Coulter or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board of Directors as to the fairness from a financial point of view of the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Beckman Coulter, Danaher, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions contemplated by the Merger Agreement was determined through arm’s length negotiations between Beckman Coulter and Danaher and was approved by the Board of Directors. Goldman Sachs provided advice to Beckman Coulter during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Beckman Coulter or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the merger agreement.

As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non- financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Beckman Coulter, Danaher and any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Beckman Coulter in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to Beckman Coulter and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to an offering of 4,950,000 shares of common stock of Beckman Coulter in May 2009. Goldman Sachs has also provided certain investment banking services to Danaher and its affiliates from time to time for which its investment banking division has received customary compensation, and may receive compensation, including having acted as joint bookrunning manager with respect to a public offering by Danaher of its senior notes due 2019 (aggregate principal amount of $750 million) in February 2009; and as Danaher’s financial advisor in connection with its divestiture of its Pacific Scientific

Aerospace business announced in January 2011. Goldman Sachs may also in the future provide investment banking services to Beckman Coulter, Danaher and their respective affiliates for which its investment banking division may receive compensation.

The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated December 14, 2007, as supplemented by the letter agreement dated January 7, 2011, Beckman Coulter engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement, Beckman Coulter has agreed to pay Goldman Sachs a transaction fee of approximately $32 million, the principal portion of which is contingent upon consummation of the Offer. In addition, Beckman Coulter has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, arising, and to indemnify Goldman Sachs and related persons against various liabilities that may arise, out of this engagement.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of Beckman Coulter’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs as its financial advisor, including to undertake a study to enable Goldman Sachs to provide an opinion to the Company Board as to the fairness from a financial point of view of the Offer Price to be paid to the holders (other than Danaher and its affiliates) of the Shares pursuant to the Merger Agreement. The discussion pertaining to the retention of Goldman Sachs by Beckman Coulter in Item 4 (“The Solicitation or Recommendation — Opinion of Goldman Sachs”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Beckman Coulter nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Beckman Coulter’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares during the past 60 days have been effected by Beckman Coulter or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of Beckman Coulter.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
William N. Kelley	2/04/2011	5,000	$37.345	Acquisition of Shares upon Exercise of Option
William N. Kelley	2/04/2011	2,522	$74.05	Withholding of Shares (a)
Scott C. Atkin	2/02/2011	108.934	$72.38	Acquisition of Phantom Shares (b)
Scott C. Atkin	1/20/2011	109.676	$71.89	Acquisition of Phantom Shares (b)
William N. Kelley	1/13/2011	130.47	$72.49	Acquisition of Phantom Shares (c)
William N. Kelley	1/13/2011	39.14	$0	Acquisition of Phantom Shares (d)
Susan R. Salka	1/13/2011	60.93	$72.49	Acquisition of Phantom Shares (c)
Susan R. Salka	1/13/2011	9.14	$0	Acquisition of Phantom Shares (d)
Charles A. Haggerty	1/13/2011	164.96	$72.49	Acquisition of Phantom Shares (c)
Charles A. Haggerty	1/13/2011	49.49	$0	Acquisition of Phantom Shares (d)
Kevin M. Farr	1/13/2011	139.1	$72.49	Acquisition of Phantom Shares (c)
Kevin M. Farr	1/13/2011	41.73	$0	Acquisition of Phantom Shares (d)
Glenn S. Schafer	1/13/2011	390.85	$72.49	Acquisition of Phantom Shares (c)
Glenn S. Schafer	1/13/2011	117.26	$0	Acquisition of Phantom Shares (d)
Richard P. Wallace	1/13/2011	135.65	$72.49	Acquisition of Phantom Shares (c)
Richard P. Wallace	1/13/2011	40.69	$0	Acquisition of Phantom Shares (d)
Robert G. Funari	1/13/2011	142.54	$72.49	Acquisition of Phantom Shares (c)
Robert G. Funari	1/13/2011	42.76	$0	Acquisition of Phantom Shares (d)
Lewis T. Williams	1/13/2011	121.85	$72.49	Acquisition of Phantom Shares (c)
Lewis T. Williams	1/13/2011	36.56	$0	Acquisition of Phantom Shares (d)
Van B. Honeycutt	1/13/2011	121.85	$72.49	Acquisition of Phantom Shares (c)
Van B. Honeycutt	1/13/2011	36.56	$0	Acquisition of Phantom Shares (d)
Betty Woods	1/13/2011	144.27	$72.49	Acquisition of Phantom Shares (c)
Betty Woods	1/13/2011	43.28	$0	Acquisition of Phantom Shares (d)
Peter B. Dervan	1/13/2011	137.37	$72.49	Acquisition of Phantom Shares (c)
Peter B. Dervan	1/13/2011	41.21	$0	Acquisition of Phantom Shares (d)
Charles P. Slacik	1/10/2011	439	$73.87	Withholding of Shares (e)
Arnold A. Pinkston	1/10/2011	334	$73.87	Withholding of Shares (e)
Robert W. Kleinert	1/10/2011	413	$73.87	Withholding of Shares (e)
James R. Hurley	1/10/2011	380	$73.87	Withholding of Shares (e)
Scott C. Atkin	1/10/2011	477	$73.87	Withholding of Shares (e)
James R. Hurley	1/07/2011	270	$74.41	Withholding of Shares (e)
Robert W. Kleinert	1/07/2011	306	$74.41	Withholding of Shares (e)
Arnold A. Pinkston	1/07/2011	236	$74.41	Withholding of Shares (e)
Charles P. Slacik	1/07/2011	405	$74.41	Withholding of Shares (e)
Scott C. Atkin	1/07/2011	325	$74.41	Withholding of Shares (e)
Glenn S. Schafer	1/06/2011	920	$0	Acquisition of Restricted Shares
Glenn S. Schafer	1/06/2011	5,020	$0	Acquisition of Options
Lewis T. Williams	1/06/2011	580	$0	Acquisition of Restricted Shares
Lewis T. Williams	1/06/2011	3,160	$0	Acquisition of Options
Richard P. Wallace	1/06/2011	580	$0	Acquisition of Restricted Shares
Richard P. Wallace	1/06/2011	3,160	$0	Acquisition of Options
Susan R. Salka	1/06/2011	580	$0	Acquisition of Restricted Shares
Susan R. Salka	1/06/2011	3,160	$0	Acquisition of Options

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
William N. Kelley	1/06/2011	580	$0	Acquisition of Restricted Shares
William N. Kelley	1/06/2011	3,160	$0	Acquisition of Options
Van B. Honeycutt	1/06/2011	580	$0	Acquisition of Restricted Shares
Van B. Honeycutt	1/06/2011	3,160	$0	Acquisition of Options
Charles A. Haggerty	1/06/2011	580	$0	Acquisition of Restricted Shares
Charles A. Haggerty	1/06/2011	3,160	$0	Acquisition of Options
Robert G. Funari	1/06/2011	580	$0	Acquisition of Restricted Shares
Robert G. Funari	1/06/2011	3,160	$0	Acquisition of Options
Kevin M. Farr	1/06/2011	580	$0	Acquisition of Restricted Shares
Kevin M. Farr	1/06/2011	3,160	$0	Acquisition of Options
Peter B. Dervan	1/06/2011	580	$0	Acquisition of Restricted Shares
Peter B. Dervan	1/06/2011	3,160	$0	Acquisition of Options
Charles P. Slacik	1/06/2011	3,510	$0	Acquisition of Restricted Shares
Charles P. Slacik	1/06/2011	17,030	$0	Acquisition of Options
Arnold A. Pinkston	1/06/2011	2,490	$0	Acquisition of Restricted Shares
Arnold A. Pinkston	1/06/2011	12,050	$0	Acquisition of Options
Robert W. Kleinert	1/06/2011	3,010	$0	Acquisition of Restricted Shares
Robert W. Kleinert	1/06/2011	14,600	$0	Acquisition of Options
James R. Hurley	1/06/2011	11,440	$0	Acquisition of Restricted Shares
James R. Hurley	1/06/2011	55,480	$0	Acquisition of Options
Scott C. Atkin	1/06/2011	2,510	$0	Acquisition of Restricted Shares
Scott C. Atkin	1/06/2011	12,160	$0	Acquisition of Options
Scott C. Atkin	1/06/2011	7,258	$0	Acquisition of Phantom Shares (f)
James R. Hurley	1/06/2011	17,163	$0	Acquisition of Phantom Shares (f)
Arnold A. Pinkston	1/06/2011	7,435	$0	Acquisition of Phantom Shares (f)
Robert W. Kleinert	1/04/2011	287	$75.07	Withholding of Shares (e)
James R. Hurley	1/04/2011	307	$75.07	Withholding of Shares (e)
Arnold A. Pinkston	1/04/2011	246	$75.07	Withholding of Shares (e)
Scott C. Atkin	1/04/2011	307	$75.07	Withholding of Shares (e)
Robert W. Kleinert	1/03/2011	238	$74.75	Withholding of Shares (e)
James R. Hurley	1/03/2011	221	$74.75	Withholding of Shares (e)
Charles P. Slacik	1/03/2011	282	$74.75	Withholding of Shares (e)
Arnold A. Pinkston	1/03/2011	215	$74.75	Withholding of Shares (e)
Scott C. Atkin	1/03/2011	276	$74.75	Withholding of Shares (e)
Scott C. Atkin	12/22/2010	7.376	$0	Acquisition of Phantom Shares (f)
James R. Hurley	12/22/2010	14.392	$0	Acquisition of Phantom Shares (f)
Arnold A. Pinkston	12/22/2010	7.556	$0	Acquisition of Phantom Shares (f)
Scott C. Atkin	12/20/2010	3,500	$38.625	Acquisition of Shares (g)
Scott C. Atkin	12/20/2010	3,500	$75	Sale of Shares (g)

(a)	Represents Shares that were surrendered to satisfy the tax withholding obligation and to pay the option exercise price.
(b)	Represents Shares allocated under the Executive Deferred Compensation Plan.
(c)	Represents Shares allocated under the Deferred Directors’ Fee Program.
(d)	Represents Premium Shares contributed by the Company under the Deferred Directors’ Compensation Plan.
(e)	Represents Shares that were surrendered to satisfy the tax withholding obligation in connection with the vesting of restricted Shares.
(f)	Represents Shares contributed by the Company under the Executive Restoration Plan.
(g)	Represents transactions effectuated pursuant to an existing 10b5-1 plan.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Beckman Coulter is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, the securities of Beckman Coulter, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Beckman Coulter or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Beckman Coulter or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of Beckman Coulter.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Anti-Takeover Statutes and Provisions.

As a Delaware corporation, Beckman Coulter is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and authorized by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, under certain circumstances, within three years prior did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL, and such action was effective as of February 6, 2011.

Beckman Coulter conducts business in a number of states which have enacted such anti-takeover laws. Should any person seek to apply any state anti-takeover law, Beckman Coulter and Danaher will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the Contemplated Transactions. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Danaher could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price. Notwithstanding anything to the contrary contained in the Merger Agreement, each of Danaher, Purchaser and Beckman Coulter have acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Purchaser to Beckman Coulter as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Additional notices regarding appraisal rights will be sent to non-tendering holders of Shares in connection with the completion of the Merger.

Litigation.

On September 3, 2010 and September 7, 2010, respectively, two securities class action complaints were filed in the U.S. District Court in the Central District of California (collectively, the “Securities Action”) against the Company, Scott Garret (the Company’s former Chairman of the Board of Directors, former President and former Chief Executive Officer) and Charles P. Slacik (the Company’s Senior Vice President and Chief Financial Officer) alleging violations of Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 against all defendants, and violation of Section 20(a) of the Exchange Act of 1934 against the individual defendants. The Securities Action asserts that the defendants issued allegedly materially false and misleading statements including statements related to the Company’s troponin test kits, FDA compliance, product quality and assurance, customer loyalty, and earnings guidance for fiscal year 2010. On December 8, 2010, the Honorable Josephine Staton Tucker issued an order consolidating the two cases under the caption In re Beckman Coulter, Inc. Securities Litigation, Case No. 8:10-CV-01327-JST (RNBx), and appointing Arkansas Teacher Retirement System and Iron Workers

District Council of New England Pension Fund as Lead Plaintiff. On February 7, 2011, Lead Plaintiff filed a Consolidated Class Action Complaint asserting claims on behalf of an alleged class of stock purchasers between July 31, 2009 and July 22, 2010, claiming that the stock price was artificially inflated during the alleged class period due to the alleged misrepresentations and omissions. The Securities Action seeks unspecified damages based on declines in the stock price after disclosures regarding FDA matters, troponin test kits and downward guidance for 2010. The Company intends to vigorously defend against the Securities Action.

On September 8, 2010 and December 13, 2010, respectively, shareholder derivative suits were filed in the Superior Court of the State of California in the County of Orange on behalf of the Company (collectively, the “Derivative Actions”), which was named as nominal defendant. The derivative suits assert claims against all members of the Board of Directors and certain of its former and current officers and assert that the defendants are liable to the Company based on allegations similar to those alleged in the Securities Action, including that the defendants breached their fiduciary duties by allegedly failing to reasonably oversee FDA compliance with respect to troponin tests, product quality and disclosure of 2010 guidance. The second derivative suit filed on December 13 also alleged that the Company Board was considering entering into a merger transaction at an inadequate price. Following a stipulation by parties, the Court entered an Order on January 26, 2011, consolidating for all purposes the two Shareholder Derivative Actions before the Honorable Nancy Wieben Stock, under the caption In re Beckman Coulter, Inc. Shareholder Litigation, Lead Case No. 30-2010-00406352. On February 9, 2011, the plaintiffs filed a Consolidated Shareholder Derivative and Class Action Complaint adding direct claims based on the Company’s February 7, 2011 announcement that the Company and Danaher Corporation signed an Agreement and Plan of Merger. In the amended complaint, plaintiffs continue to seek to assert derivative causes of action on behalf of the Company for breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, and seek unspecified damages, restitution and disgorgement of alleged profits, injunctive relief and corrective action. In the direct claims, plaintiffs assert that each member of the Company Board breached their fiduciary duties to the Company’s stockholders, that the Company aided and abetted in those breaches of fiduciary duty, that the Merger Agreement between the Company and Danaher involves an unfair price, an inadequate sales process, and that defendants agreed to the Merger to benefit themselves personally. The defendants intend to vigorously defend against the Derivative Actions.

Antitrust Compliance.

U.S. Antitrust Clearance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have expired or have otherwise terminated. These requirements apply to Danaher’s and Purchaser’s acquisition of the Shares in the Offer.

Under the provisions of the HSR Act applicable to the Offer, the acquisition of the Shares in the Offer may be consummated following the expiration of a 15 calendar day waiting period following the receipt of Danaher’s Notification and Report Form for Certain Mergers and Acquisitions (“HSR Form”) by the FTC and the Antitrust Division. The waiting period will not expire on the 15th calendar day if Danaher voluntarily withdraws its initial HSR Form as a prelude to re-filing, or Danaher receives a request for additional information or documentary material from the FTC or the Antitrust Division, or the FTC grants early termination of the waiting period. Beckman Coulter also must file an HSR Form within 10 calendar days after Danaher submits its HSR Form.

The HSR waiting period is expected to expire or be terminated prior to the initial expiration date of the Offer unless it is extended by a request for additional information or documentary material from the FTC or the Antitrust Division concerning the Offer, or unless Danaher withdraws its initial HSR Form. If, within the initial 15 calendar day waiting period, the FTC or the Antitrust Division issues a request for additional information or documentary material concerning the Offer, the waiting period will be extended for an additional period of 10 calendar days following the date that Danaher certifies that it has substantially complied with that request, unless otherwise extended by court order or with Danaher’s consent. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, seeking the divestiture of the Shares purchased in the Offer or seeking the divestiture of substantial assets of Danaher, Beckman Coulter and their subsidiaries and affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Foreign Antitrust & Competition Law Clearances

Beckman Coulter conducts business in many foreign countries. In connection with the purchase of the Shares in the Offer, the laws of certain of these foreign countries may require Danaher, Beckman Coulter and their subsidiaries and affiliates to make filings and provide information and documents to, and obtain the approval of, governmental authorities. Danaher intends to make such filings with these governmental authorities in multiple foreign jurisdictions. Competition authorities in these and other jurisdictions may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of the Shares in the Offer and the Merger, or seek the divestiture of Shares acquired by Danaher and Purchaser or the divestiture of substantial assets of Beckman Coulter, Danaher, and their subsidiaries and affiliates. There can be no assurance that Danaher and Purchaser will obtain all required foreign antitrust approvals or clearances or that foreign competition authorities will not make a challenge to the Offer, or, if such a challenge is made, the result of that challenge.

Top-Up Option.

Subject to the terms of the Merger Agreement, Beckman Coulter has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Beckman Coulter an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned by Danaher, Purchaser and their respective subsidiaries at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, Danaher, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Shares. The number of Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Shares that Beckman Coulter is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Beckman Coulter to issue such Shares is subject to there being no applicable law, order, injunction or other legal impediment prohibiting the exercise of the Top-Up Option or the issuance of the Top-Up Option Shares. As of February 11, 2011, there were a total of 300,000,000 authorized Shares under Beckman’s Certificate of Incorporation, 71,258,612 Shares issued and outstanding, and 7,071,765 Shares reserved for issuance upon exercise of Options, or pursuant to Company Stock Plans and other contractual commitments. As a result, as of February 11, 2011, the maximum number of Shares that could be issued under the Top-Up Option was 221,669,623 Shares. Based on the number of Shares outstanding as of February 11, 2011, Danaher, Purchaser and their respective affiliates would need to acquire approximately 68% of the outstanding Shares in order to exercise the Top-Up Option.

The Top-Up Option may be exercised by Danaher or Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Shares being purchased by Danaher or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price. Such purchase price may be paid by Danaher or Purchaser, at its election, by delivery of either cash for the full purchase price of the Top-Up Option Shares or cash in an amount equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to such full purchase price, or by any combination of the foregoing. Any such promissory note shall be full recourse against Danaher and Purchaser and (i) shall bear interest at the rate of 9% per annum, (ii) shall mature on the first anniversary of the date of execution and delivery of such promissory note and (iii) may be prepaid, in whole or in part, without premium or penalty. The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting Danaher and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of Beckman Coulter’s stockholders would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary or any other stockholders of the subsidiary. If Danaher, Purchaser and their respective affiliates acquire at least 90% of the outstanding Shares, Danaher, Purchaser and Beckman Coulter shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained in accordance with Section 253 of the DGCL.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Beckman Coulter, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Danaher and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Contemplated Transactions on the Company’s business and the fact that the announcement and pendency of the Contemplated Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s product development programs, clinical trials and results; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(F) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(G)*	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(2)(A)	Letter, dated February 15, 2011, to Beckman Coulter, Inc.’s stockholders.

(a)(2)(B)	Press Release, dated February 15, 2011, issued by Beckman Coulter, Inc.

(a)(2)(C)	Press Release issued by Beckman Coulter, Inc. on February 7, 2011 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on February 10, 2011).

(a)(2)(D)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on February 15, 2011).

(a)(2)(E)	Opinion of Goldman, Sachs & Co., dated February 6, 2011 attached as Annex I.

(a)(2)(F)	General Corporation Law of the State of Delaware Section 262 attached as Annex II.

(e)(1)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated herein by reference to Exhibit 2.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated February 10, 2011).

(e)(2)	Confidentiality Agreement, dated November 16, 2010, between Beckman Coulter, Inc. and Danaher Corporation.

(e)(3)	Form of Change in Control Agreement, entered into with James Robert Hurley, Charles P. Slacik, Robert Kleinert, Arnold Pinkston and Scott Atkin, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated December 9, 2008).

(e)(4)	Form of Indemnification Agreement, entered into Beckman Coulter, Inc.’s directors and executive officers.

*	To be filed by amendment

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ J. Robert Hurley
Name:	J. Robert Hurley
Title:	Chief Executive Officer and President

Dated: February 15, 2011

ANNEX I

OPINION OF GOLDMAN, SACHS & CO.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

February 6, 2011

Board of Directors

Beckman Coulter, Inc.

250 South Kraemer Blvd.

Brea, CA 92821-8000

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Danaher Corporation (“Danaher”) and its affiliates) of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Beckman Coulter, Inc. (the “Company”) of the $83.50 per Share in cash proposed to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of February 6, 2011 (the “Agreement”), by and among Danaher, Djanet Acquisition Corp., an indirect wholly owned subsidiary of Danaher (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $83.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transactions”) and each outstanding Share (other than Shares already owned by Danaher or its affiliates and Shares held by stockholders who properly demanded appraisal of such Shares) will be converted into the right to be paid $83.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Danaher, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to an offering of 4,950,000 shares of common stock of the Company in May 2009. We also have provided certain investment banking services to Danaher and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to a public offering by Danaher of its senior notes due 2019 (aggregate principal amount of $750 million) in February 2009; and as Danaher’s financial advisor in connection with its divestiture of its Pacific Scientific Aerospace business announced in January 2011. We may also in the future provide investment banking services to the Company, Danaher and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostics and life sciences industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transactions on the solvency or viability of the Company or Danaher or the ability of the Company or Danaher to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer, or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

ANNEX II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

II-4